Exhibit 99.89

LETTER OF CONSENT

I, Olivier Tavchandjian, Ph.D., P.Geo., refer to the Registration Statement on Form 40-F of HudBay Minerals Inc. (“HudBay”) filed with the Securities and Exchange Commission (including all exhibits, the “Registration Statement”).

I consent to the use of the technical report dated March 31, 2010 entitled “Update to the Mineral Resource estimates of the Fenix Project, Izabal, Guatemala (the “Technical Report”), of which I am an author, and the extract from, or the summary of, the Technical Report contained in HudBay’s press release dated March 31, 2010 (the “Press Release”) and to the appearance of my name in the Registration Statement.

Yours very truly,

/s/ Olivier Tavchandjian
Per: Olivier Tavchandjian, Ph.D., P.Geo.

Dated: October 5, 2010